TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE

 TSX Venture Trading Symbol: TTA

NASD OTCBB Trading Symbol: TITAF

Titan Trading Analytics Inc. Announces the Appointment of

Collins Barrow Edmonton LLP

EDMONTON, ALBERTA -- (November 20, 2006) - Titan Trading Analytics Inc. (TSX VENTURE:  TTA) (OTCBB:  TITAF) (the “Company”) is pleased to announce the appointment of Collins Barrow Edmonton LLP, Chartered Accountants, as Auditor of the Company.  The Reporting Package pursuant to Part 4.11 of National Instrument 51-102 has been filed on the SEDAR website (www.sedar.com), and a copy will be sent to the Company's shareholders with the meeting materials for the next annual meeting of shareholders.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.

Mr. Ken W. Powell

(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.